CHINA SUNERGY CO., LTD. NO. 123 FOCHENG WEST ROAD JIANGNING ECONOMIC & TECHNICAL DEVELOPMENT ZONE NANJING, JIANGSU 211100, PEOPLE'S REPUBLIC OF CHINA (86 25) 5276 6688

November 24, 2014

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Mr. Kate Tillan, Assistant Chief Accountant

Mr. Li Xiao, Staff Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission (the “Commission”)

Washington, D.C. 20549

United States

Re:	China Sunergy Co., Ltd. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2013
Filed April 29, 2014
File No. 001-33433

Dear Mr. Martin James, Mr. Kate Tillan and Mr. Li Xiao,

Set forth below are the Company’s responses to the comments contained in the letter dated September 29, 2014, regarding Annual Report on Form 20-F filed April 29, 2014 (the “Annual Report”),from the staff of Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

F. Contractual Obligations and Commercial Commitments, page 78

1.	It appears from footnote (2) to the table and your balance sheet that you have not included the interest that will become due on the long-term debt through maturity. Please tell us how your presentation complies with Item 5.F of Form 20-F.

The Company notes that, for the disclosure of contractual obligations under Item 5.F of Form 20-F, related interest expense should be included in long-term debt obligations.

The Company respectfully advises the Staff that the Company will revise its tabular disclosure of contractual obligations under Item 5.F in an amended filing to include related interest expense in long-term debt as stated below:

November 24, 2014 Page 2

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	3,777	1,838	1,790	88	61
Purchase obligations(1)	858,488	294,383	564,105	-	-
Long-term borrowings(2)	341,674	35,518	218,570	63,759	23,827

Total	1,203,939	331,739	784,465	63,847	23,888

(1)	Includes commitments to purchase property, plant and equipment in the amount of $13.4 million, and commitments to purchase silicon raw materials in the amount of $845.1 million.

(2)	Long-term borrowings have an annual interest rate of 4.74%. This figure includes the interest payable amount in connection with such long-term borrowings.

Item 15. Controls and Procedures

Evaluation of Disclosure controls and Procedures, page 108

2.	The disclosure on page 108 that management concluded that your disclosure controls and procedures (DC&P) were effective at December 31, 2013 is not consistent with your risk factor on page 8 where you disclose that management concluded that your DC&P were not effective due to the existence of certain material weaknesses. Please reconcile your statements for us or amend the Form 20-F to eliminate the inconsistency.

The Company respectfully advises the Staff that as confirmed in response to Comment 3 below, the Company concludes that its DC&P was not effective as at December 31, 2013.  The Company will file an amended 20-F to revisethe relevant disclosure accordingly.

3.	Further, we note that the material weaknesses you identified in your internal control over financial reporting, described on page 109, include the fact that the company did not have sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience. Given the definition of disclosure controls and procedures outlined in Rule 13a-15(e), please explain in detail how your management was able to conclude that DC&P were effective at December 31, 2013.

In response to the Staff’s comment, the Company concludes that its DC&P was not effective as at December 31, 2013.The Company will file an amended 20-F to revise the relevant disclosure accordingly.

November 24, 2014 Page 3

Management’s Report on Internal Control Over Financial Reporting, page 108

4.	Please amend your filing to provide a report that fully complies with Items 15(b)(1) and (2) of Form 20-F. We note that management’s report does not provide all the required information. Specifically, it does not define management’s responsibility for establishing and maintaining adequate internal control over financial reporting, nor does it identify the framework used by management to evaluate the effectiveness of internal control over financial reporting at December 31, 2013. In this regard, to the extent management used the Committee of Sponsoring Organizations of the Treadway

Commission’s (COSO) Internal Control – Integrated Framework to perform its assessment, please ensure that the report states whether you applied the 1992 Framework or Updated Framework issued in 2013.

In response to the Staff’s comments, the Company proposes to make the following disclosure in Item 15 as follows:

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our chief executive officer and chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded the Company’s disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below under “Management’s Report on Internal Control over Financial Reporting.”.

November 24, 2014 Page 4

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s chief executive officer and chief financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•      Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•      Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•      Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992 version). The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring.

Based on the evaluation, our chief executive officer and chief financial officer have identified what they believe to be material weaknesses, which are discussed below. Therefore, our management concluded that our internal control over financial reporting was not effective as of December 31, 2013.

November 24, 2014 Page 5

During the year ended December 31, 2013, our management identified the following two material weaknesses in our internal control over financial reporting.

1. Due to a high turnover in our financial reporting staff in 2013, including the departure of our financial controller and general accountant, we did not have sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience.

2. During 2013, a number of non-trade interest-free advances were made to a related party, CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, without receipt of proper approvals from our chief executive officer and audit committee. For additional information concerning the advances, including their repayment, please see “Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Transactions with Certain Directors, Shareholders and Affiliates” in this annual report. A special committee of our board of directors consisting only of independent directors was established to conduct an independent investigation of this material weakness with the assistance of external counsel. The special committee concluded that the advances were provided during a period of pressure on us and CEEG concerning bank financing and maintenance of credit and liquidity with a view to addressing liquidity and credit conditions of CEEG and, in turn, to preserve our credit and liquidity, because CEEG provided various guarantees in favor of us.

We are now in the process of addressing the material weaknesses by taking the following remedial actions:

1. Our management is continuously interviewing senior financial personnel candidates with relevant U.S. GAAP accounting and reporting experience, to lead our accounting and financial reporting matters and improve our financial reporting capability.

2. Key staff members of our financial accounting and reporting team have attended and will continue to attend periodic training on relevant U.S. GAAP and SEC reporting requirements update provided by our auditor.

3. We established in our office an automation system with the function requiring our management’s prior approval and for our audit committee’s review of any transfer to related parties to prevent unauthorized cash disbursements.

November 24, 2014 Page 6

4. We updated and published our related party transaction policies and procedures to include the requirement that, among other things, the legal department’s or the audit committee’s prior approval will be required, depending on the threshold amount, for cash transfers to related parties.

We believe that the foregoing steps, if effectively implemented and maintained, will remediate the material weakness identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

In 2013, our financial controller and general accountant left the Company, and the departure of such personnel with appropriate U.S. GAAP and SEC reporting and disclosure knowledge and experience caused the changes in our internal control over financial reporting, as well as the material weaknesses as disclosed in the above Management’s Report on Internal Control over Financial Reporting.

Item 18. Financial Statements

Note 2. Summary of Principal Accounting Policies (g) Inventories, page F-14

5.	We note your disclosure that the cost of work-in-progress and finished goods inventories are determined using the standard cost method. Please discuss how the company considered FASB ASC 330-10-30-12.

The Company notes the FASB ASC 330-10-30-12 states, in part, as follows:

Standard costs are acceptable if adjusted at reasonable intervals to reflect current conditions so that at the balance-sheet date standard costs reasonably approximate costs computed under one of the recognized bases. In such cases descriptive language shall be used which will express this relationship, as, for instance, "approximate costs determined on the first-in first-out basis," or, if it is desired to mention standard costs, "at standard costs, approximating average costs."

The Company respectfully advises the Staff that the Company's unit standard cost, consisting of unit standard material cost, unit standard labor cost, unit standard variable production cost and unit standard fixed production cost, is reviewed and adjusted (if necessary) at the beginning of each month and as a result, the Company's unit standard cost approximates its average cost.

November 24, 2014 Page 7

The Company will provide additional details in its future filings as follows:

"Cost of purchased raw material is determined using the weighted-average method and cost of work-in-progress and finished good is determined using standard costs, approximating average costs."

6.	Please tell us how you considered the accounting for under-utilized capacity, if any, under FASB ASC 330-10-30-3 through 30-7, for your solar cell and module production.

The Company notes the FASB ASC 330-10-30-3 through 30-7 states as follows:

30-3 For example, variable production overheads are allocated to each unit of production on the basis of the actual use of the production facilities. However, the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity.

30-4 The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production).

30-5 Examples of factors that might be anticipated to cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime.

30-6 The actual level of production may be used if it approximates normal capacity. In periods of abnormally high production, the amount of fixed overhead allocated to each unit of production shall be decreased so that inventories are not measured above cost. The amount of fixed overhead allocated to each unit of production shall not be increased as a consequence of abnormally low production or idle plant.

November 24, 2014 Page 8

30-7 Unallocated overheads shall be recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs, and amounts of wasted materials (spoilage) require treatment as current period charges rather than as a portion of the inventory cost.

The Company respectfully advises the staff that the utilization ratesof solar cell and solar module's production capacity were approximately 73% and 58%, and 50% and 69% for the years ended December 31, 2012 and 2013, which were lower than the normal capacity of 88% and 80% for solar cell and solar module, respectively. Following the guidance cited above, the unallocated overheads, amounting to $1.9 million and $4.2 million in 2012 and 2013, primarily consisting of depreciation of machineries and plants, were recognized as period expenses for the years ended December 31, 2012 and 2013, respectively.

The Company will revise its future filings to clarify related accounting policy as follows:

"The Company's allocation of fixed production overheads is based on the normal capacity of the production facilities. The amount of fixed overhead allocated to each unit of production shall not be increased as a consequence of abnormally low production or idle plant. Unallocated overheads shall be recognized as an expense in the period in which they are incurred."

(m) Impairment of long-lived assets, page F-16

7.	We note the continued operating and cash flow losses of your business in 2013. Please tell us whether you performed an assessment of the recoverability of your long-lived assets in 2013. If so, please provide us with significant details regarding your assessment, including significant assumptions utilized in the determination of the fair value of your long-lived assets and a summary of the information you considered that supports the recoverability of your long-lived assets at December 31, 2013. If you did not perform such assessment, please explain to us your basis for concluding that you did not need to perform such analysis and how you considered FASB ASC 360-10-35-21.

The Company notes that ASC 360-10-35-21 states, in part, as follows:

35-21 A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Management identified indicators of possible impairments of long-lived assets including the recurring losses and under-utilization of its machinery and equipment during the year.

November 24, 2014 Page 9

The Company respectfully advises the Staff that in 2013, the Company had performed an assessment of the recoverability of its long-lived assets by asset group by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition, as required by FASB ASC 360-10-35-21.If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

Significant details of the assessment are stated below:

1)	Determination of asset group

It was determined that the Company consists of two asset groups, the solar cell asset group and the solar module asset group, which represent the lowest levels for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

2)	Key Assumptions

The Company made cash flow forecasts for its asset groups by considering its internal budget and market expectations. Key assumptions related to the forecasts were identified as stated below:

a)	Years covered by the cash flow forecast

Estimates of future cash flows used to test the recoverability of a long-lived asset group were made for the remaining useful life of the primary asset group to the Company. The primary assets of the solar cell asset group and the solar module asset group are machinery and equipment, the weighted average remaining useful life of which were estimated to be 7.3 years and 7.2 years, respectively.

b)	Revenue

The Company forecasted its revenue by estimating each year's shipments and average selling price.

•	Shipments of solar cells and solar modules

The Company believed that the solar industry would recover from its prior years' downturn in the following years and the Company would generate more orders from emerging markets, including China and Japan, consistent with the reports of Solarbuzz and Solarzoom, who offer downstream photovoltaic (PV) market reports, providing the solar energy and PV industries with global historical and forecast data for the PV supply chain.

November 24, 2014 Page 10

The shipments of solar cells and solar modules in 2013 were 388MW and 548MW, respectively. It was estimated by the Company that the shipments would be 483MW and 799MW for solar cells and solar modules for the year ending December 31, 2014, respectively, and gradually increased to 600MW and 995MW for the year ending December 31, 2017 with the increase in utilization of existing capacity. No new production lines were estimated and shipments were estimated to stabilize at approximately 600MW and 995MW each year afterwards and therefore we did not estimate any additional revenue growth in 2018 forward.

•	Average selling price of solar cells and solar modules

The average selling price for solar cells and solar modules were $0.43/w and $0.61/w for the year ending December 31, 2013. It was estimated by the Company the average selling price for solar cells and solar modules would both decrease in the following years, which is consistent with Solarbuzz and Solarzoom's reports.

For solar cells, the average selling price was estimated to be $0.37/w for the year ending December 31, 2014 and $0.34/w for the year ending December 31, 2015. As the average selling price approaches the unit cost, the pace of the decrease would be expected to slow down. Therefore, an annual decrease of around 2% was estimated afterwards.

For solar modules, the average selling price was estimated to be $0.60/w for the year ending December 31, 2014 and $0.59/w for the year ending December 31, 2015. There are more competitors in the market than solar cell, and due to the lower barriers of entry as a result of the lower technical expertise requirement and cheaper manufacturing machinery, management believes the average selling price of solar modules will decrease faster than the solar cell, and therefore an annual decrease of around 5% was estimated afterwards.

c)	Cost of revenue

Silicon wafers are the raw material for solar cells and solar module's production, the purchase price of which was $0.22/w for the year ending December 31, 2013. The conversion cost of solar cells and solar modules were $0.15/w and $0.20/w for the year ending December 31, 2013, respectively.

November 24, 2014 Page 11

It was estimated by the Company that the average purchase price of silicon wafers would decrease in the following years, consistent with Solarbuzz and Solarzoom's reports. Specifically, the purchase price of silicon wafers were estimated at $0.21/w for the year ending December 31, 2014 and $0.19/w for the year ending December 31, 2015. With the price getting closer and closer to its unit cost, the descending curve started to be flat, meaning the speed of decrease is slowed down. Therefore, an annual decrease of approximately 2% was estimated afterwards.

It was estimated that the conversion cost of solar cells and solar modules would also decrease with the improvement of manufacturing techniques and implementation of cost reduction strategy. The conversion cost was estimated to be $0.13/w and $0.19/w for the year ending December 31, 2014 and gradually decrease to and stabilize at$0.11/w and $0.14/w for the year ending December 31, 2019, and thereafter, which is consistent with market expectations.

d)	Future capital expenditure

It was estimated that there would be no significant capital expenditures in the future as the Company's is focused on cost reduction due to its losses and operating cash outflow incurred in recent years.

As such, the Company has only included the necessary capital expenditures to maintain its buildings and manufacturing equipment, which were estimated to be $2.7 million and $2.2 million each year for solar cell and solar module asset group, respectively.

e)	Operating expenses

Total operating expenses for the years ended December 31, 2010, 2011 and 2013 were$26.3 million, $67.0 million and $52.4 million, representing about 13%, 14% and 16% of total revenue, respectively. Total operating expense for the year ended December 31, 2012 was $104.5 million, which included non-recurring bad debt provision of $47.7 million. If it were taken out, the operating expense was about 17% of total revenue.

Based on the historical data, the relationship between revenue and operating expense was almost stable at around 15%. Therefore, it was estimated by the Company that the operating expense would be directly proportional to revenue, which is 15% of revenue in total.

3)	Results of the recoverability test

The undiscounted cash flows of the solar cell asset group and the solar module asset group were $181 million and $257 million, which exceeded their carrying amounts by 25% and 239%, respectively.

November 24, 2014 Page 12

Sensitivity testing has been performed by the Company by considering the historical deviation in sensitive parameters, etc. The results showed that the undiscounted cash flows at least exceed their carrying amounts by 8.0% and 96.0% to the worst case scenario for solar cell and solar module asset group, and the most probable scenario had a cushion over 20% and 110% for solar cell and solar module asset group, respectively. Therefore, there was no impairment charge recognized during the year ending December 31, 2013.

Note 7. Bank Borrowings, page F-25

8.	We note that your short-term and long-term borrowings are guaranteed by fixed deposits of $211.1 million and $26.8 million, respectively, as of December 31, 2013. Please tell us the nature of these fixed deposits and where you reflect the amounts on your balance sheet.

The Company respectfully advises the Staff that the fixed deposits utilized for guarantee of borrowings are reflected in restricted cash on the balance sheet.

These fixed deposits are regarded as a pledge of borrowing and usually have a fix term of six months or more, which are consistent with the term of their corresponding borrowings. During the period, the Company is restricted in withdrawing these deposits. Usually, the required deposits are equivalent to 50% - 100% of the borrowed amount, which vary according to the banks.

9.	In future filings, please disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet. Refer to FASB ASC 470-10-50-1. Please provide us with a copy of the disclosure as of December 31, 2013.

The Company respectfully advises the Staff that we will disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet according to ASC 470-10-50-1.

The combined aggregate amount of maturities for all long-term borrowings for each of the five years following December 31, 2013 are stated in below table (in US$ thousand):

2014	$35,428
2015	$19,114
2016	$174,769
2017	$39,904
2018	$13,577
Thereafter	$18,612
Total	$301,404

November 24, 2014 Page 13

Note 15. Related Party Transactions and Balances, page F-41

10.	We note that you have $78.3 million of trade related balances due from related parties as of December 31, 2014. You disclose that this includes receivables and prepayments for sales and inventory acquisitions or land use right purchases. Please tell us the amount and describe to us each significant component of the receivable. Please tell us the terms and manner of settlement of the receivables and payables. Consistent with FASB ASC 850-10-50-1(d), confirm that you will provide the disclosures in future filings.

The Company respectfully advises the Staff that the amount and nature of each component of the receivables due from related parties as of December 31, 2013are stated in below table:

Related Parties	Due from balance as of December 31, 2013	Nature
CEEG (Nanjing) Semiconductor Co., Ltd.	74,922,671	Prepayment for inventory acquisition
China Electric Equipment Group Co., Limited	1,833,709	Receivables from sales of solar modules
CEEG (Nanjing) Solar Research Institute	1,527,431	Receivables from sales of solar modules
CEEG (Jiangsu) Insulative New Material Co., Ltd.	35,749	Prepayment for inventory acquisition

The Company will revise its future filings to clarify as follows.

"With regard to the prepayments for inventory acquisition, the Company plans to settle them via future inventory supply or return of cash over the next one or two years, depending on the Company's operating results, hence the demand for raw materials. This is consistent with the historical settlement terms and manner between the Company and the related parties. For example, in the fourth quarter of 2013, the Company received $2.3 million inventory from CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”), and in 2014 till now, due to the weak demand of raw materials, CEEG Semi returned $15.2 million cash to the Company, which resulted in the balance being reduced to $58.5 million as of now. For receivables from sale of solar modules, the Company plans to settle them via cash collection in one year."

November 24, 2014 Page 14

If you have any questions regarding the Annual Report, please do not hesitate to contact the undersigned at +86-25-5276 6666-6559, or tingxiu.lu@chinasunergy.com.

Very truly yours,

/s/ Tingxiu Lu
Tingxiu Lu

Chairman and Chief Executive Officer

cc: Shiliang Guo, Acting Chief Financial Officer

Jeffrey J. Sun, Orrick, Herrington & Sutcliffee LLP

Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Acknowledgement

Re: China Sunergy Co., Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2013, filed April 29, 2014, file No. 001-33433

China Sunergy Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

• the staff of Commission (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing with the Commission; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Sunergy Co., Ltd.
By:	/s/ Tingxiu Lu
	Name:	Tingxiu Lu
	Title:	Chairman and Chief Executive Officer
	Date:	November 24, 2014